Exhibit 99.6

                              Outback Capital Inc.

July 15, 2005


International Gemini Technology Inc.
#208 - 828 Harbourside Drive
N. Vancouver, BC V7P 3R9

Attention: Martin Schultz, Secretary

Dear Sirs:

Re: Subscription Agreement dated as of April 15, 2005 [the "Agreement"]

Pursuant to Paragraph 1 of the Agreement, you were to advance the subscription proceeds on or prior to today.

In consideration of our recent discussions, and on your undertaking to continue funding the Company on an "as needed" basis, we hereby agree to extend the deadline set in the Agreement for one-year. The final sentence of Paragraph 1 shall now read as follows:

     THE SUBSCRIBER WILL MAKE FULL PAYMENT FOR SUCH UNITS BY CHEQUE OR MONEY ORDER PAYABLE TO "OUTBACK CAPITAL INC" ON OR BEFORE JULY 15, 2006.

We trust that this meets with your approval, and request that you indicate your concurrence by executing this letter below, and by returning one signed copy to the attention of the undersigned as soon as possible. Thank you.

Sincerely,

OUTBACK CAPITAL INC.

"signed"
-------------------------------
Douglas E. Ford
President


Agreed and acknowledged this 15th day of July 2005

INTERNATIONAL GEMINI TECHNOLOGY INC.


Per: "signed"
-------------------------------
Martin Schultz, Secretary



           #208 - 828 HARBOURSIDE DRIVE * NORTH VANCOUVER, BC V7P 3R9
                      TEL: 604.904.8481 * FAX: 604.904.9431